Exhibit 12.1

Computation of ratio of earnings to fixed charges (a)
(dollars in thousands)

	Six Months Ended June 30, 2015	Nine Months Ended December 31, 2014	Year Ended March 31, 2014	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(11,684)	$15,925	$49,892	$48,079	$39,406	$28,145
Fixed charges	13,367	4,378	4,833	3,582	2,650	2,189

Total earnings available for fixed charges	$1,683	$20,303	$54,725	$51,661	$42,056	$29,960

Fixed charges:
Interest component of rental payments	$2,601	$3,920	$4,254	$3,214	$2,650	$2,189
Interest expense	10,766	458	579	368	—	—

Total fixed charges	13,367	4,378	4,833	3,582	2,650	2,189

Ratio of earnings to fixed charges	*	4.64x	11.32x	14.42x	15.87x	13.69x

* Earnings for the six months ended June 30, 2015 were inadequate to cover fixed charges by $11,684

(a)
The Advisory Board had no preferred equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Advisory Board’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Advisory Board’s ratio of earnings to fixed charges as indicated above.

The Advisory Board computes its ratio of earnings to fixed charges by dividing pre-tax income (loss) from continuing operations, before adjustment for income or loss from equity investees, plus fixed charges and less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts and capitalized expenses related to indebtedness, and the estimated portion of rental expense deemed by the Advisory Board to be representative of the interest factor of rental payments under operating leases, which the Advisory Board estimates to be one-third of such payments.